Morrison Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3484 warren@chapman.com

April 22, 2025

VIA EDGAR CORRESPONDENCE

Soo Im-Tang

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Exchange Listed Funds Trust (the “Registrant”), on behalf of its series,
Stratified LargeCap Hedged ETF
File No. 333-180871

Dear Ms. Im-Tang:

This letter responds to your comments provided telephonically regarding the registration statement filed by the Registrant on Form N-1A (the “Registration Statement”) with the staff of the Securities and Exchange Commission (the “Staff”) on April 9, 2025, on behalf of Stratified LargeCap Hedged ETF (the “Fund”), a series of the Registrant. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement and the prospectus contained therein (the “Prospectus”). We are submitting via EDGAR this letter on behalf of the Fund, which is intended to respond to your comments.

Comment 1 – Fees and Expenses

Please supplementally provide a completed fee table and expense examples at least five business days before the effective date of the filing.

Response to Comment 1

Pursuant to the Staff’s comment, a completed fee table and expense example is set forth on Exhibit A.

Comment 2 – Fees and Expenses

The Staff notes the footnote to the Annual Fund Operating Expenses, which states the following:

Exchange Traded Concepts, LLC (the “Adviser”) has contractually agreed to waive a portion of its management fee to 0.50% of average daily net assets through April 30, 2026, provided that the agreement may be terminated by the Board of Trustees (the “Board”) of Exchange Listed Funds Trust (the “Trust”) for any reason at any time and by the Adviser for any reason and upon sixty days’ prior notice to the Trust.

Please supplementally confirm if the fee waiver will be subject to recoupment. If so, please revise the footnote to disclose the terms of the recoupment and ensure that the recoupment period is limited to three years from the date of the waiver reimbursement. If applicable, please also disclose any recoupment that will be limited to the lesser of: (1) the expense limitation in effect at the time of the waiver and (2) the expense limitation at the time of recapture.

Response to Comment 2

The Registrant confirms that the Adviser is not able to recoup waived fees pursuant to the terms of the fee waiver agreement.

Comment 3 – Principal Investment Strategies

The Staff notes the following disclosure statement set forth in the section entitled “Principal Investment Strategies”:

The Fund is an actively managed exchange-traded fund (“ETF”) that invests in a portfolio of equity securities, including common stocks and/or ETFs, that tracks a benchmark index (the “Syntax Stratified LargeCap Index” (the “Index”)) while also employing risk management strategies to limit downside risk and generate additional returns.

Please revise the disclosure to indicate the relative percentage allocation between common stocks and ETFs within the Fund.

Response to Comment 3

The Registrant respectfully notes that the Fund does not have targeted allocations for its investments with respect to ETFs or common stocks and the allocations may change over time. Nevertheless, the Fund’s portfolio of equity securities will sufficiently track the benchmark index. Therefore, the Registrant does not believe it is necessary to add the percentage allocation between common stocks and ETFs within the Fund.

Comment 4 – Principal Investment Strategies

Please revise the section entitled “Principal Investment Strategies” to include disclosure regarding the number of Index constituents as of a recent date or an expected range of constituents.

Response to Comment 4

The Registrant notes the disclosure currently states that the benchmark index in which the Fund seeks to track through its portfolio of equity securities utilizes all of the same constituents as the S&P 500 Index but weights them according to Syntax’s proprietary methodology. As such, the Registrant believes the disclosure, as currently presented, is accurate for investor comprehension.

Comment 5 – Principal Risks

The Staff notes that the risks are listed in alphabetical order. Please reorder the risks in order to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. The remaining risks may be listed in alphabetical order.

Response to Comment 5

The Registrant respectfully declines to revise the disclosure as requested by the Staff. Ultimately, the Registrant has reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A. The Registrant continues to evaluate its approach to the ordering of risk factors in light of recent Securities and Exchange Commission guidance.

Comment 6 – Additional Principal Investment Strategies Information

The Staff notes the following disclosure statement set forth in the section entitled “Additional Principal Investment Strategies Information”:

The Fund may lend portfolio securities to certain creditworthy borrowers. Securities lending involves exposure to certain risks, including operational risk (i.e., the risk of losses resulting from problems in the settlement and accounting process), “gap” risk (i.e., the risk of a mismatch between the return on cash collateral reinvestments and the fees the Fund has agreed to pay a borrower), and credit, legal, counterparty and market risk.

Please include a corresponding securities lending risk.

Response to Comment 6

Pursuant to the Staff’s comment, the following has been added as a non-principal risk of the Fund.

Securities Lending Risk. Securities lending involves the lending of securities owned by the Fund to financial institutions such as certain broker-dealers in exchange for cash collateral. Securities lending involves exposure to certain risks, including counterparty risk, collateral risk and operational risk. Counterparty risk is the risk that the borrower may fail to return the securities in a timely manner or at all. As a result, securities lending transactions may result in the Fund suffering a loss. Collateral risk is the risk that the collateral received may be realized at a value lower than the value of the securities lent, whether due to inaccurate pricing of the collateral, adverse market movements in the value of the collateral, intra-day increases in the value of the securities lent, a deterioration in the credit rating of the collateral issuer, or the illiquidity of the market in which the collateral is traded. Securities lending also entails operational risks, such as settlement failures or delays in the settlement of instructions. Such failures or delays may restrict the ability of the Fund to meet delivery or payment obligations. Lastly, securities lending activities may result in adverse tax consequences for the Fund and its shareholders. For instance, substitute payments for dividends received by the Fund for securities loaned out by the Fund will not be considered qualified dividend income. The Fund could lose money if its short-term investment of the collateral declines in value over the period of the loan.

Comment 7 – Statement of Additional Information – Investment Restrictions

Within the “Investment Restrictions” section of the Statement of Additional Information, please disclose whether the Syntax Stratified LargeCap Index (the “Index”) is currently concentrated. If so, please disclose the specific industry or group of industries in which the Index is concentrated. Please also disclose whether the Fund will concentrate its investments in the same industry or group of industries.

Response to Comment 7

The Fund has adopted a fundamental policy, reproduced below, that it will not concentrate its investments in an industry or group of industries.

Except with the approval of a majority of the outstanding voting securities, the Fund may not: . . . Concentrate its investments in an industry or group of industries (i.e., invest more than 25% of its total assets in the securities of companies in a particular industry or group of industries).

Comment 8 – Statement of Additional Information

The Staff notes the following disclosure statement set forth in the section entitled “Purchase and Redemption of Shares in Creation Units”:

CREATION TRANSACTION FEE. A fixed purchase (i.e., creation) transaction fee may be imposed for the transfer and other transaction costs associated with the purchase of Creation Units (“Creation Order Costs”).

Please disclose the creation transaction fee discussed in this section.

Response to Comment 8

The Registrant respectfully declines to add the requested disclosure as such disclosure is not required by Form N-1A and is not material to the average investor.

Comment 9 – Statement of Additional Information

The Staff notes the following disclosure statement set forth in the section entitled “Purchase and Redemption of Shares in Creation Units”:

REDEMPTION TRANSACTION FEE. A fixed redemption transaction fee may be imposed for the transfer and other transaction costs associated with the redemption of Creation Units (“Redemption Order Costs”).

Please disclose the redemption transaction fee discussed in this section.

Response to Comment 9

The Registrant respectfully declines to add the requested disclosure as such disclosure is not required by Form N-1A and is not material to the average investor.

* * * * * * * * * * * * * * * * * * * * *

Please call me at (312) 845-3484 if you have additional comments or wish to discuss any of the foregoing responses. Thank you.

Very truly yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren, Esq.

cc:	Richard Malinowski, Esq., Vice President and Secretary of Exchange Listed Funds Trust
Richard Coyle, Esq., Partner, Chapman and Cutler LLP

Exhibit A

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.95%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses	0.00%
Acquired Fund Fees and Expenses	0.00%

Total Annual Fund Operating Expenses[1]	0.95%

Fee Waiver/Expense Reimbursement[2]	(0.45)%

Total Annual Fund Operating Expenses After Fee Waiver	0.50%

1 The Total Annual Fund Operating Expenses in this fee table may not correlate to the expense ratios in the Fund’s financial highlights and financial statements because the financial highlights and financial statements reflect only the operating expenses of the Fund and do not include Acquired Fund Fees and Expenses, which are fees and expenses incurred indirectly by the Fund through its investments in certain underlying investment companies.

2 Exchange Traded Concepts, LLC (the “Adviser”) has contractually agreed to waive a portion of its management fee to 0.50% of average daily net assets at least through April 30, 2026, provided that the agreement may be terminated by the Board of Trustees (the “Board”) of Exchange Listed Funds Trust (the “Trust”) for any reason at any time and by the Adviser for any reason and upon sixty days’ prior notice to the Trust.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses (including one year of capped expenses each period) remain the same. Although your actual costs may be higher or lower, based on these assumptions your cost would be:

1 Year	3 Years	5 Years	10 Years
$51	$258	$482	$1,125